Exhibit 99.1

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		For the Three Months Ended June 30		For the Six Months Ended June 30,
	Notes	2021	2020	2021	2020
		(in thousands, except per share data)
		£	£	£	£
Research and development expenses		(8,523)	(5,863)	(17,229)	(11,801)
Administrative expenses		(2,075)	(1,629)	(4,179)	(3,238)
Net foreign exchange (losses) gains		(109)	84	(786)	2,211

Operating loss		(10,707)	(7,408)	(22,194)	(12,828)
Finance income		35	64	59	208

Loss before tax		(10,672)	(7,344)	(22,135)	(12,620)
Income tax credit	3	1,585	1,283	3,287	2,593

Loss for the period		(9,087)	(6,061)	(18,848)	(10,027)

Basic and diluted loss per share	4	(0.17)	(0.19)	(0.36)	(0.31)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)
	£	£	£	£
Loss for the period	(9,087)	(6,061)	(18,848)	(10,027)
Other comprehensive (loss) income:
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(1)	1	(4)	22

Other comprehensive (loss) income for the period	(1)	1	(4)	22

Total comprehensive loss for the period	(9,088)	(6,060)	(18,852)	(10,005)

Attributable to:
Equity holders of the Company	(9,088)	(6,060)	(18,852)	(10,005)

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

		June 30, 2021	December 31, 2020
		(in thousands)
	Notes	£	£
Assets
Non-current assets
Intangible assets	5	4,814	4,753
Property, plant and equipment		1,038	1,189
Deferred tax asset	3	37	44

		5,889	5,986

Current assets
Prepayments, accrued income and other receivables		4,198	4,628
Current income tax receivable	3	8,815	9,822
Cash and cash equivalents	6	73,421	87,356

		86,434	101,806

Total assets		92,323	107,792

Equity and liabilities
Capital and reserves
Share capital and share premium	8	143,135	142,937
Other reserves		69,214	66,887
Accumulated deficit		(128,158)	(110,594)

Total equity attributable to equity holders of the Company		84,191	99,230

Non-current liabilities
Provisions		46	46
Lease liabilities		231	367

		277	413

Current liabilities
Trade payables		1,697	2,257
Payroll taxes and social security		166	177
Accrued expenditure		5,717	5,437
Lease liabilities		275	278

		7,855	8,149
Total liabilities		8,132	8,562

Total equity and liabilities		92,323	107,792

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	For the Six Months Ended June 30,
	Share capital	Share premium	Own share reserve	Share option reserve	Foreign currency translation reserve	Capital reserve	Accumulated deficit	Total equity attributable to equity holders
	(in thousands)
	£	£	£	£	£	£	£	£
Balance at January 1, 2020	1,299	79,541	(339)	20,620	(10)	42,466	(80,055)	63,522
Loss for the period	—	—	—	—	—	—	(10,027)	(10,027)
Other comprehensive income for the period	—	—	—	—	22	—	—	22

Total comprehensive loss for the period	—	—	—	—	22	—	(10,027)	(10,005)
Share-based payments	—	—	—	1,669	—	—	—	1,669
Exercise of share options	1	14	—	(68)	—	—	68	15
Issue of share capital	18	2,015	—	—	—	—	—	2,033
Share issue expenses	—	(105)	—	—	—	—	—	(105)

Balance at June 30, 2020	1,318	81,465	(339)	22,221	12	42,466	(90,014)	57,129

Balance at January 1, 2021	2,047	140,890	(339)	24,782	(22)	42,466	(110,594)	99,230
Loss for the period	—	—	—	—	—	—	(18,848)	(18,848)
Other comprehensive loss for the period	—	—	—	—	(4)	—	—	(4)

Total comprehensive loss for the period	—	—	—	—	(4)	—	(18,848)	(18,852)
Share-based payments	—	—	—	3,615	—	—	—	3,615
Exercise of share options	39	159	—	(1,088)	—	—	1,088	198
Lapse of share options	—	—	—	(196)	—	—	196	—

Balance at June 30, 2021	2,086	141,049	(339)	27,113	(26)	42,466	(128,158)	84,191

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2021	2020
	(in thousands)
	£	£
Cash flows from operating activities
Loss for the period	(18,848)	(10,027)
Adjustments for:
Income tax credit	(3,287)	(2,593)
Amortization and depreciation	444	440
Finance income	(59)	(208)
Interest expense on lease liabilities	10	14
Share-based payments	3,615	1,669
Net foreign exchange losses (gains)	759	(2,252)

	(17,366)	(12,957)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	424	802
Decrease in trade payables	(560)	(484)
Increase in payroll taxes, social security and accrued expenditure	269	840

Movements in working capital	133	1,158

Cash used in operations	(17,233)	(11,799)

Net income tax received	4,302	4,152

Net cash used in operating activities	(12,931)	(7,647)

Cash flows from investing activities
Interest received	58	279
Payments for property, plant and equipment	(37)	(14)
Payments for intangible assets	(319)	(804)

Net cash used in investing activities	(298)	(539)

Cash flows from financing activities
Payments of lease liabilities	(148)	(148)
Proceeds from issue of share capital – exercise of share options	198	15
Proceeds from issue of share capital	—	2,033
Share issue expenses	—	(105)

Net cash from financing activities	50	1,795

Net decrease in cash and cash equivalents	(13,179)	(6,391)
Cash and cash equivalents at beginning of period	87,356	51,962

Effect of exchange rate changes on cash and cash equivalents	(756)	2,229

Cash and cash equivalents at end of period	73,421	47,800

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

NUCANA PLC

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. General information

NuCana plc (“NuCana” or the “Company”) is a clinical-stage biopharmaceutical company developing a portfolio of new medicines to treat cancer. NuCana is harnessing the power of phosphoramidate chemistry to generate new medicines called ProTides. These compounds have the potential to improve cancer treatment by enhancing the efficacy and safety of several current standards of care.

The Company has ordinary shares in the form of American Depositary Shares (“ADSs”) registered with the US Securities and Exchange Commission (the “SEC”) and has been listed on The Nasdaq Global Select Market (“Nasdaq”) since October 2, 2017. The Company is incorporated in England and Wales and domiciled in the United Kingdom. The Company’s registered office is located at 77/78 Cannon Street, London EC4N 6AF, United Kingdom and its principal place of business is located at 3 Lochside Way, Edinburgh, EH12 9DT, United Kingdom.

The Company has three wholly owned subsidiaries, NuCana, Inc., NuCana Limited and NuCana BioMed Trustee Company Limited (together referred to as the “Group”).

The financial information presented in these unaudited condensed consolidated financial statements does not constitute the Group’s statutory accounts within the meaning of section 434 of the U.K. Companies Act 2006.

The Group’s statutory accounts for the year ended December 31, 2020 have been reported on by the Company’s auditor and delivered to the Registrar of Companies. The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

2. Significant accounting policies

Basis of preparation

The unaudited condensed consolidated financial statements (the “financial statements”) for the three months and six months ended June 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). The significant accounting policies and methods of computation applied in the preparation of the financial statements are consistent with those applied in the Company’s annual financial statements for the year ended December 31, 2020. No new standards, amendments or interpretations have had an impact on the financial statements for the three months and six months ended June 30, 2021. The financial statements comprise the financial statements of the Group at June 30, 2021. The financial statements are presented in pounds sterling, which is also the Company’s functional currency. All values are rounded to the nearest thousand, except where otherwise indicated.

The financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020.

In the opinion of management, these unaudited condensed consolidated financial statements include all normal recurring adjustments necessary for a fair statement of the results of operations, financial position and cash flows. The results of operations for the three months and six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the Company’s fiscal year ending December 31, 2021.

Going concern

In common with many companies in the biopharmaceutical sector, the Company incurs significant expenditure in its early years as it researches and develops its potential products for market.

The Company’s board of directors, having reviewed the operating budgets and development plans, considers that the Company has adequate resources to continue in operation for the foreseeable future. The board of directors is therefore satisfied that it is appropriate to adopt the going concern basis of accounting in preparing the financial statements. The Company believes that its cash and cash equivalents of £73.4 million at June 30, 2021 will be sufficient to fund its current operating plan for at least the next 12 months. Further, the directors have conducted an assessment of the impact of COVID-19 on the going concern status of the Company and have concluded that it will not have a significant negative impact on the cash outflows of the Company over the period assessed for going concern purposes.

As the Company continues to incur losses, the transition to profitability is dependent upon the successful development, approval and commercialization of its product candidates and achieving a level of revenues adequate to support its cost structure. The Company may never achieve profitability, and unless and until it does, it will continue to need to raise additional capital. There can be no assurances, however, that additional funding will be available on acceptable terms.

COVID-19

In response to the spread of COVID-19, all of the Company’s offices have been closed with employees continuing their work outside of the offices and the Company has restricted on-site staff access to only those required to execute their job responsibilities.

During the early months of the pandemic the Company announced that there was some temporary interruption to the enrollment of new patients in the Company’s ongoing clinical trials. In May 2020, the Company further announced that enrollment of new patients in the Company’s clinical trials had re-commenced. While the Company continues to evaluate the impact of COVID-19 on its operations, the Company believes that this pandemic will inevitably cause some delays to the timing of initiation and completion of its clinical trials. The Company is continuing to monitor the impact of COVID-19.

COVID-19 has had no impact on the judgements and estimates used in the preparation of these financial statements.

Judgements and estimates

The accounting estimates and judgements made by management in applying the Group’s accounting policies that have the most significant effect on the amounts included within these financial statements, were the same as those that applied to the annual financial statements for the year ended December 31, 2020.

3. Income tax

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
	£	£	£	£
Current tax:
In respect of current period U.K.	1,588	1,289	3,294	2,604
In respect of current period U.S.	—	(1)	—	(1)

	1,588	1,288	3,294	2,603
Deferred tax:
In respect of current period U.S.	(3)	(5)	(7)	(9)
In respect of prior period U.S.	—	—	—	(1)

Income tax credit	1,585	1,283	3,287	2,593

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

	June 30, 2021	December 31, 2020
	(in thousands)
	£	£
Current income tax receivable
U.K. tax	8,811	9,818
U.S. tax	4	4

	8,815	9,822

Deferred tax asset
U.S. deferred tax asset	37	44

4. Basic and diluted loss per share

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, except per share data)
	£	£	£	£
Loss for the period	(9,087)	(6,061)	(18,848)	(10,027)

Basic and diluted weighted average number of shares	52,162	32,668	51,907	32,573
	£	£	£	£
Basic and diluted loss per share	(0.17)	(0.19)	(0.36)	(0.31)

Basic loss per share is calculated by dividing the loss for the period attributable to the equity holders of the Company by the weighted average number of shares outstanding during the period.

The potential shares issued through equity settled transactions were considered to be anti-dilutive as they would have decreased the loss per share and were therefore excluded from the calculation of diluted loss per share.

5. Intangible assets

Intangible assets comprise patents with a carrying value of £4.7 million as of June 30, 2021 (as of December 31, 2020: £4.6 million) and computer software with a carrying value of £0.1 million as of June 30, 2021 (as of December 31, 2020: £0.2 million).

During the six months ended June 30, 2021, the Company acquired intangible assets with a cost of £0.3 million in relation to patents. There were no disposals of intangible assets in the six months ended June 30, 2021.

6. Cash and cash equivalents

	June 31, 2021	December 31, 2020
	(in thousands)
	£	£
Cash and cash equivalents	73,421	87,356

Cash and cash equivalents comprise cash at banks with maturity terms of three months or less, and is subject to insignificant risk of changes in value. Cash at banks earns interest at fixed or variable rates based on the terms agreed for each account.

7. Share-based payments

The Company has six share-based payment plans for employees, directors and consultants. The share options granted will be settled in equity. Options granted under each of the six plans have a maximum life of 10 years. If the Company determines, and at its discretion, an arrangement may be made under the 2020 Long-Term Incentive Plan to substitute the right to acquire shares with a cash alternative of equivalent value.

As detailed in the table below, during the six months ended June 30, 2021, 1,501,663 share options were granted under the 2020 Long-Term Incentive Plan (six months ended June 30, 2020: 2,186,780 share options granted under the 2016 Share Option Scheme). Options granted under this plan will vest if the option holder remains under respective contract of employment or contract of service for the agreed vesting period. The share options granted in the period will vest over a period of up to four years.

The fair values of options granted were determined using the Black-Scholes model that takes into account factors specific to the share incentive plan such as the assumption that the options are exercised at a point in time of up to two years after vesting. This has been incorporated into the measurement by means of actuarial modelling. As NuCana plc was unlisted until October 2, 2017, it is not possible to derive historical volatility from the Company’s ADSs prior to October 2017. For options with an estimated life of greater than three years, the underlying expected volatility was determined by using the average of the historical volatility of similar listed entities as a proxy. Options granted with an estimated life of three years or less, have been valued using the Company’s own historical volatility rates.

	Options granted on

	January 13, 2021	February 10, 2021	February 10, 2021	February 10, 2021
Vesting dates	January 13, 2022	February 10, 2022	February 10, 2022	February 10, 2022
	January 13, 2023	February 10, 2023	February 10, 2023	February 10, 2023
	January 13, 2024	February 10, 2024	February 10, 2024	February 10, 2024
	January 13, 2025	February 10, 2025	February 10, 2025	February 10, 2025
Volatility	81.42%	81.45%	87.66%	83.86%
Dividend yield	0%	0%	0%	0%
Risk-free investment rate	0.01%	0.11%	0.01%	0.05%
Fair value of option at grant date	£2.37	£2.74	£4.49	£4.49
Fair value of share at grant date	£3.92	£4.53	£4.53	£4.53
Exercise price at date of grant	£3.92	£4.53	£0.04	£0.04
Lapse date	January 13, 2031	February 10, 2031	—	February 10, 2031
Expected option life (years)	4.5	4.5	2.5	3.5
Number of options granted	200,000	872,775	91,888	337,000

For the three months ended June 30, 2021, the Company has recognized £1.8 million of share-based payment expense in the statement of operations (three months ended June 30, 2020: £0.8 million). For the six months ended June 30, 2021, the Company has recognized £3.6 million of share-based payment expense in the statement of operations (six months ended June 30, 2020: £1.7 million).

8. Share capital and share premium

	June 30, 2021	December 31, 2020
	(in thousands)
	£	£
Share capital	2,086	2,047
Share premium	141,049	140,890

	143,135	142,937

	June 30, 2021	December 31, 2020
	Number (in thousands)
Issued share capital comprises:
Ordinary shares of £0.04 each	52,162	51,175

	Number of shares	Share capital	Share premium
	(in thousands)
		£	£
Fully paid shares:
Balance at December 31, 2020	51,175	2,047	140,890
Issue of shares on exercise of options	987	39	159

Balance at June 30, 2021	52,162	2,086	141,049

9. Contingent liabilities

Under its U.K. share-based payment plans, the Company granted unapproved share options that have fully vested. If and when these share options are exercised, the Company will be liable for the Employer Class 1 National Insurance payable to HMRC in the United Kingdom. This contingent liability will be determined based on the market value of the shares on exercise less the exercise price paid by the option holders, at the prevailing rate of Employer National Insurance (currently 13.8%). Based on the closing price of the Company’s ADSs on the Nasdaq Global Select Market on June 30, 2021, the last trading day of the period to which these financial statements relate, and assuming full exercise of all outstanding and vested unapproved share options on that date, the Employer National Insurance contingent liability would have been £0.5 million (December 31, 2020: £0.8 million).

10. Events after the reporting period

In April 2021, the Company initiated legal proceedings against Gilead Sciences Ireland UC and Gilead Sciences GmbH for patent infringement in Germany. In June 2021, the Company was requested by the court to provide the defendants with a security of €3.0 million (£2.6 million) to cover the legal costs of the defendants in the event that the Company is unsuccessful in the final outcome of the legal proceedings.

After the end of the reporting period the Company provided the security in accordance with the court order by depositing €3.0 million with the court. The extent to which the sum deposited will be reimbursed to the Company is dependent on a range of potential outcomes, and the timing of those outcomes, with respect to the patent infringement litigation in Germany, which is currently indeterminable.